Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Beau Yanoshik

202.739.5676

byanoshik@morganlewis.com

VIA EDGAR

April 15, 2010

Richard Pfordte

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transparent Value Trust (the “Trust”); SEC File Nos. 333-159992 and 811-22309; Pre-Effective Amendment No. 2 on Form N-1A (“Amendment No. 2”)

Dear Mr. Pfordte:

This letter responds to the comment you and David Woliner provided in a telephonic discussion with me on Thursday, April 15, 2010, with respect to the Trust’s Amendment No. 2. Amendment No. 2 was filed on March 25, 2010 and included disclosure with respect to the Trust’s three initial series: Transparent Value Dow Jones RBP U.S. Large-Cap Aggressive Index Fund, Transparent Value Dow Jones RBP U.S. Large-Cap Defensive Index Fund, and Transparent Value Dow Jones RBP U.S. Large-Cap Market Index Fund (each a “Fund” and collectively the “Funds”).

Your comment with respect to Amendment No. 2 and response thereto on behalf of the Trust, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 2.

1)

Comment: In the fee table for each Fund, please include disclosure in the second footnote stating that if at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements, the Adviser may recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period.

Response: We have revised the second footnote to each fee table as follows:

Guggenheim Investment Management, LLC (“Guggenheim” or the “Adviser”) has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Net Expenses (excluding interest, taxes,

Richard Pfordte

April 15, 2010

acquired fund fees and expenses, brokerage commissions and extraordinary expenses) from exceeding 1.50% and 1.35% of the Fund’s average daily net assets of the Class A and Class F-1 Shares, respectively, until January 31, 2013. This Agreement may be terminated by the Board, for any reason at any time.  If at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements, the Adviser may retain the difference between the Fund’s Total Annual Fund Operating Expenses and 1.50% for Class A Shares and 1.35% for Class F-1 Shares, respectively, to recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place. No reimbursement shall be paid to the Adviser until reported to the Board.

***************

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to the comment you provided. As previously communicated, we renew our request for acceleration as soon as practicable. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Armen Arus
Keith Kemp
W. John McGuire